Exhibit 99.1

Unaudited pro forma condensed combined financial statements for the year ended December 31, 2014

On September 3, 2014, AVG Technologies USA Inc. (“AVG USA”), a wholly-owned indirect subsidiary of AVG Technologies NV (“AVG “ or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WaveMarket, Inc., a privately-held company doing business as Location Labs (“Location Labs”).

At the closing on October 15, 2014, AVG USA acquired WaveMarket, Inc., via a merger with a wholly owned subsidiary of AVG USA, resulting in the Company indirectly holding 99.899% of the ownership interest of the surviving entity. The holders of Class B shares of WaveMarket, Inc. owned the remaining 0.101% interest in the surviving entity post-merger. Also on October 15, 2014, the Company entered into a senior secured credit facility in an amount up to $250 million with Morgan Stanley Senior Funding, Inc. and HSBC Securities (USA) Inc. as joint lead arrangers and joint lead book runners, HSBC Bank USA, N.A. as Administrative Agent and HSBC Bank Plc. as issuing bank (the “Credit Facility”). The Credit Facility consists of a term loan (the “Term Loan”) of up to $200 million and a revolving credit facility (“RCF”) of up to $50 million whose term are 6 years and 5 years, respectively. In December 2014 the Term Loan was increased to $230 million. The Term Loan bears interest at an adjusted LIBOR rate plus 4.75% or a base rate plus 3.75% and in the case of adjusted LIBOR a floor of 1.0% applies. The effective interest is 6.80% for the Term Loan. The Company determined that the floor of 1.0% is an embedded derivative, which is not accounted for as a derivative under ASC 815, Derivative and Hedging. The acquisition was fully funded by proceeds received under this Credit Facility. The acquisition transaction, together with the financing components under the Credit Facility directly attributable to the transaction, is referred to collectively herein as the Merger.

The following unaudited pro forma condensed combined statements of income for the twelve month period ended December 31, 2014 (the “Pro Forma Financial Statements”) are based upon the historical consolidated financial statements of AVG and Location Labs after giving effect to the Merger, and after applying the assumptions, reclassifications and adjustments described in the accompanying notes relating to the combined business.

Pro Forma Financial Statements are presented as if the Merger had occurred on January 1, 2014. The historical consolidated statements of income of AVG and Location Labs have been adjusted to give effect to events that are (1) directly attributable to the Merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. The unaudited pro forma adjustments are based upon currently available information and assumptions that we believe to be reasonable. The pro forma adjustments and related assumptions are described in the notes accompanying the Pro Forma Financial Statements.

The Pro Forma Financial Statements have been compiled from the following sources:

•	Financial information for the Company under the column titled “AVG Technologies” has been derived without adjustment from the audited historical consolidated financial statements of AVG as of and for the year ended December 31, 2014, and the related notes, appearing in the Annual Report on Form 20-F filed by AVG with the Securities and Exchange Commission (“SEC”) on April 10, 2015.

•	Financial information for Location Labs under the column titled “Location Labs” has been derived from i) the unaudited historical condensed consolidated financial statements of WaveMarket, Inc. as of and for the nine months ended September 30, 2014, and the related notes filed as an exhibit to this Form 6-K and ii) Location Lab’s accounting records for the period October 1 through October 15, 2014.

1.

The Pro Forma Financial Statements have been presented for informational purposes only. The information contained herein is not indicative of what the combined company’s income actually would have been had the Merger been completed as of the dates indicated. In addition, they do not purport to project the future financial position or operating results of the combined company. The actual results may differ significantly from those reflected in the Pro Forma Financial Statements for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma condensed combined financial information and actual amounts.

The Pro Forma Financial Statements do not reflect any operating synergies that the combined company may achieve as a result of the Merger or the costs to integrate the operations or the costs necessary to achieve these revenue enhancements and operating synergies. Additionally, the Pro Forma Financial Statements do not include adjustments for the impact of nonrecurring items directly related to the Merger. There were no significant intercompany transactions for the period of the Pro Forma Financial Statements.

2.

AVG TECHNOLOGIES N.V.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the year ended December 31, 2014

(in thousands of U.S. dollars – except for share data and per share data)

	AVG Technologies	Location Labs	Credit Facility Adjustments (1)		Merger Adjustments (2)		Pro Forma Combined
Revenue:
Subscription	$281,581	$27,303	$—		$—		$308,884
Platform-derived	92,492	—	—		—		92,492

Total revenue	374,073	27,303	—		—		401,376

Cost of revenue:
Subscription	(39,068)	(3,382)	—		(257	)(A)	(42,707)
Platform-derived	(12,759)	—	—		—		(12,759)

Total cost of revenue	(51,827)	(3,382)	—		(257)		(55,466)

Gross profit	322,246	23,921	—		(257)		345,910

Operating expenses:
Amortization and Depreciation		(5,109)			5,109	(A)	—
Research and development	(70,168)	(17,814)	—		(9,701	)(A)	(97,683)
Sales and marketing	(96,950)	(31,768)	—		(2,171	)(A)	(130,889)
General and administrative	(75,790)	(15,402)	—		50,396	(B)	(40,796)

Total operating expenses	(242,908)	(70,093)	—		43,633		(269,368)

Operating income	79,338	(46,172)	—		43,376		76,542
Other income (expense):
Interest income	103	—	—		—		103
Interest and finance cost	(3,997)	(752)	(7,000	)(a)	752	(C)	(10,997)
Other, net	(1,431)	(699)	—		—		(2,130)

Other income and expense, net	(5,325)	(1,451)	(7,000)		752		(13,024)
Income before income taxes and loss from investment in equity affiliate	74,013	(47,623)	(7,000)		44,128		63,519
Income tax (provision) benefit	(19,579)	2,244	2,660	(b)	(1,906	)(D)	(16,580)

Net income	$54,434	$(45,379)	$(4,340)		$42,222		$46,938

Less: Net income attributable to redeemable noncontrolling interest	8	—	—		—		8

Net income attributable to AVG Technologies N.V.	$54,426	$(45,379)	$(4,340)		$42,222		$46,930

Earnings per share attributable to AVG Technologies N.V. ordinary shares:
Net income	$54,426	$(45,379)	$(4,340)		$42,222		$46,930
Redeemable noncontrollling interest	(534)	—	—		—		(534)

Net income available to ordinary shareholders—basic	$53,892	$(45,379)	$(4,340)		$42,222		$46,396

Net income available to ordinary shareholders—diluted	$53,892						$46,396
Earnings per ordinary share—basic	$1.03						$0.89
Earnings per ordinary share—diluted	$1.02						$0.88
Weighted-average shares outstanding—basic	52,219,176						52,219,176
Weighted-average shares outstanding—diluted	52,591,435						52,591,435

(1)	Please refer to Note 2
(2)	Please refer to Note 3

3.

AVG TECHNOLOGIES N.V.

Notes to the Unaudited Pro Forma Condensed Combined Statement of Income

(Expressed in thousands of U.S. dollars – except for share data and per share data, unless otherwise stated)

1. Basis of Presentation

The Merger is accounted for in accordance with the acquisition method of accounting for business combinations with AVG as the acquiring entity. The Pro Forma Financial Statements are based on the historical consolidated financial statements of AVG and Location Labs after giving effect to the consideration paid by AVG to consummate the acquisition and related financing, as well as certain reclassifications and pro forma adjustments as described in Note 3. In accordance with the acquisition method of accounting for business combinations, tangible and intangible assets acquired and liabilities assumed are required to be recorded at their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill.

The Pro Forma Financial Statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of revenue enhancements or operating synergies expected to result from the acquisition.

The Pro Forma Financial Statements are presented as if the Merger had occurred on January 1, 2014.

2. The Credit Facility

(a) To record interest expense from the Credit Facility

The following represents the net adjustment to Interest and finance cost as if the Credit Facility had been drawn on January 1, 2014, calculated as follows (in thousands):

For the year ended December 30, 2014
Interest expense on the Credit Facility (i)	$6,534
Amortization of deferred debt issuance costs related to the Credit Facility (ii)	466

Adjustment to interest and finance cost	$7,000

i.	The interest rates used for pro forma purposes are based on the rates currently in effect and the assumed proceeds for the Merger. The interest rate on the term loans under the Credit Facility is assumed to be 5.75% (based on an adjusted LIBOR rate plus a margin of 4.75 percent with a LIBOR floor of 1.00%). Each 0.125% change in the assumed interest rates used in the pro forma income statement would change interest expense on the term loans under the Credit Facility by $142 for the year ended December 31, 2014. The interest expense of $6,534 is based on the purchase consideration paid for the Merger of $143,859.
ii.	Reflects amortization expense with respect to assumed aggregate debt issuance costs of $3,533 under the Credit Facility. This expense has been calculated using the effective interest rate method.

(b) To record income taxes on the pro forma adjustments

To record the income tax effect of 38%, the applicable statutory tax rate in the jurisdiction, on the adjustment to interest and finance costs.

4.

3. Fair Value and Other Adjustments for the Merger

The following is a summary of the consideration transferred to effect the acquisition of Location Labs (in thousands):

Purchase consideration paid for the Merger (i)	$143,859
Contingent purchase consideration (ii)	33,856

Total consideration	$177,715

i.	Per the terms of the agreement, the purchase consideration consists of amounts paid to holders of Class A shares, holders of instruments that are convertible to Class A shares, repayment of Location Labs external borrowings and transaction costs incurred. This amount includes $17,500 paid into escrow which is to be disbursed over 15 months subsequent to the closing date and serves as security for the indemnification obligations of the selling shareholders.
ii.	The purchase consideration was deferred for a period up to 24 months subsequent to the closing date and will be paid in two annual installments, subject to Location Labs achieving certain financial and other performance metrics for the fiscal years ending December 31, 2014 and 2015. The maximum contingent purchase consideration payable is $36,000 and 100% has been assumed to be payable based on current estimates by management that the related financial and other performance targets will be met. Failure to achieve the financial and other performance targets will result in a lower payment than is reflected in this Pro Forma Financial Statements.

Under the acquisition method of accounting, identifiable assets, liabilities and contingent liabilities of Location Labs were recorded based on their fair values as of the effective time of the acquisition. The fair value of acquired intangibles is determined at the acquisition date primarily using the income approach, which discounts expected future cash flows to present values. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis and then adjusted to reflect the overall level of inherent risk. The following is a summary of the fair values of the assets acquired and the liabilities assumed by AVG in the Merger as of the acquisition date of October 15, 2014, inclusive of all subsequent measurement period adjustments as of December 31, 2014 (in thousands):

Cash and cash equivalents	$10,384
Property and equipment	3,070
Identifiable intangible assets (i)	74,718
Other assets acquired	9,212
Long-term liabilities, excluding Class B share redemption	(950)
Deferred taxes (net)	(22,400)
Other liabilities assumed	(4,481)

$69,553
Class B share redemption (ii)	(39,498)
Goodwill (iii)	147,660

Total fair value of the net assets acquired	$177,715

i.	The estimated useful lives of the identifiable assets and estimated fair values are follows (in thousands):

	Estimated
	useful life
	(in years)	Fair Value
Patents	14	$268
Trademarks	10	1,666
Customer Relationships	7	64,629
Technology	3	7,256
Non-compete agreement	2	899

		$74,718

5.

ii.	In July 2014, Location Labs authorized and issued 10,000 shares of Class B common stock, of which 6,000 shares were designated as class B-1 and 4,000 shares were designated as class B-2 to certain employees of Location Labs. Class B-1 and B-2 shares have certain put and call rights after certain set dates upon a change of control event in which they can share in a maximum nominal value of $42,000 upon the achievement of certain financial and other performance metrics in 2014 and 2015.
iii.	Goodwill is calculated as the difference between the estimated fair value of the consideration transferred and the estimated fair values of the assets acquired and liabilities assumed. Goodwill is not amortized.

A. To reclassify historical expenses and to record amortization expense of acquired intangible assets

The table below includes the following adjustments: (1) reclassification of the historical depreciation expense to conform to AVG’s presentation and personnel costs of Location Labs employees due to changes in roles and responsibilities post-acquisition, (2) elimination of Location Labs’ historical amortization expense from its intangible assets and (3) recognition of expense of the intangible assets acquired.

	Year ended December 31, 2014
	(1) Reclassification of historical expenses	(2) Eliminate historical amortization on intangible assets	(3) Amortization of intangible assets acquired	Net adjustment to operating costs
Amortization and Depreciation	$597	$4,512	$—	$5,109
Cost of sales	(257)	—	—	(257)
Research and development	(330)	—	(9,371)	(9,701)
Sales and marketing	(1,815)	—	(356)	(2,171)
General and administrative	1,805	—	—	1,805

Total	$—	$4,512	$(9,727)	$(5,215)

For the purpose of the Pro Forma Financial Statements, amortization has been calculated on a straight-line basis over the estimated useful lives of the intangible assets recognized upon acquisition.

B. To eliminate acquisition related costs presented and the share-based compensation from Class B shares

Direct, incremental costs of the Merger in the amount of $9,026 directly related to the Merger, of which $4,868 and $4,158 were recorded by Location Labs and AVG, respectively, for the year ended December 31, 2014 were eliminated as these do not have a continuing impact.

Location Labs recognized $39,565 of employee share-based compensation costs in the year ended December 31, 2014 related to equity awards granted in anticipation of the Merger and are non-recurring. As a result of the Merger, AVG assumed the Class B liability, which is presented as redeemable noncontrolling interest, and the historical share-based compensation cost was eliminated.

C. To eliminate the interest charge

To eliminate the historical interest charges related to third party debt recorded by Location Labs and repaid by AVG, included in the year ended December 31, 2014 as these do not have a continuing impact due to the refinancing.

6.

D. To record the income tax effect

The income tax effect of 38%, the applicable statutory tax rate in the jurisdiction, was recorded as part of the pro forma adjustments related to the Merger, except for the share-based compensation for which the applicable statutory tax rate is 0%.

7.